December 17, 2007

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST ANNOUNCES DISTRIBUTION FOR JANUARY 2008, WAIVER OF CONDITIONS AND UPDATE OF OPTIONS FOR DEBENTURE CONVERSION

CALGARY:  PrimeWest Energy Trust (“PrimeWest”) (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; PWI.DB.C; NYSE: PWI) today announces a distribution of C$0.25 per Trust Unit payable January 15, 2008 to Unitholders of record on January 4, 2008. The ex-distribution date will be January 2, 2008. The exchange ratio for Exchangeable Shares will be increased in lieu of the cash distribution, effective as of the January 4, 2008 record date, as opposed to the previous practice of increasing the exchange ratio on the distribution payment date. As previously announced, the premium distribution, distribution reinvestment, and optional trust unit purchase plans were suspended for distributions paid after October 15, 2007.

With respect to the transaction (the “Arrangement”) with 1350849 Alberta Ltd. (“Purchaser”) and TAQA North Ltd. (both wholly owned subsidiaries of Abu Dhabi National Energy Company PJSC (“TAQA”)), as previously announced Purchaser and TAQA North Ltd. have waived their right to terminate the transaction due to (a) a material adverse change affecting PrimeWest to the extent that it is caused by any matter, fact or development that arises after December 14, 2007, or (b) an event occurs after December 14, 2007 which makes a representation or warranty of PrimeWest untrue. Completion of the Arrangement remains subject to certain other closing conditions that are typical of transactions of this nature.

Holders of any of the Series I, Series II, or Series III Convertible Debentures of the Trust (collectively, the "Debentures") may convert their Debentures into Trust Units either irrevocably or conditional upon the completion of the Arrangement. Registered holders of Debentures may convert all or part of their Debentures into Trust Units and participate in the Arrangement by duly completing and signing the conversion notice located on the back of the Debenture certificate and delivering the completed certificate to Computershare Trust Company of Canada at Suite 710, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8 or 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

Alternatively, registered holders of Debentures may elect to convert all or part of their Debentures conditional upon the completion of the Arrangement by completing and signing the conditional conversion notice available on the PrimeWest website at www.primewestenergy.com and submitting it along with their Debenture certificate(s) as directed above. The completed conditional conversion notices must be received by 5:00 PM (MST time) on Friday January 11, 2008, provided that if the Arrangement is not completed on January 16, 2008, as presently contemplated, such conversion notices must be received by 5:00 PM (MST time) on the third business day prior to the actual completion date of the Arrangement.

Beneficial holders, who hold their Debentures through a broker, nominee or other intermediary, that wish to either irrevocably or conditionally convert their Debentures into Trust Units, should provide instructions to their broker, nominee or other intermediary, as applicable. The conversion of any Debentures submitted conditional on the completion of the Arrangement will be deemed to have occurred immediately prior to the effective time on the completion date of the Arrangement.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders. Trust Units of PrimeWest trade on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI.” Exchangeable Shares of PEI trade on the TSX under the symbol “PWX.” Series I PrimeWest Convertible Debentures trade on the TSX under the symbol “PWI.DB.A,” Series II PrimeWest Convertible Debentures trade under the symbol “PWI.DB.B” and Series III PrimeWest Convertible Debentures trade under the symbol “PWI.DB.C.”

To learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven

Manager, Investor Relations

403-699-7367

Debbie Carver

Investor Relations Advisor

403-699-7464

Toll-free:  1-877-968-7878

E-mail:  investor@primewestenergy.com

Suite 5100, 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825